SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  3)*

Reis, Inc.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

75936P 105
(CUSIP Number)

Lloyd Lynford
c/o Reis, Inc.
530 Fifth Avenue
New York, NY 10036
(212) 921-1122
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 75936P 105	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Lloyd Lynford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,197,518 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,197,518 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,197,518 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 75936P 105	13D	Page 3 of 6

This statement constitutes Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Lloyd Lynford (the “Reporting Person”) in connection with the ownership of Common Stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 530 Fifth Avenue, New York, NY 10036, as such Schedule 13D has previously been amended and supplemented (the “Schedule 13D”).

In accordance with Exchange Act Rule 13d-2, this Amendment No. 2 amends and supplements only information that has materially changed since the December 19, 2008 filing by the Reporting Person of Amendment No. 2 to the Schedule 13D. To the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 2 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 3.  Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects.  Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 1.Security and Issuer

    Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

    This statement on Schedule 13D (the “Schedule 13D”) is filed in connection with the Common Stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 530 Fifth Avenue, 5th Floor, New York, NY 10036.

Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

    The matters set forth in Item 4 below are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

    On February 28, 2009, the Reporting Person received 7,000 shares of Common Stock upon vesting of restricted stock units (“RSUs”).

    On May 30, 2009, the Reporting Person received 59,829 shares of Common Stock which had been held in escrow (see Item 5(d)).

CUSIP No. 75936P 105	13D	Page 4 of 6

    On February 4, 2010, the Reporting Person received 10,666 shares of Common Stock upon vesting of RSUs.

    On February 28, 2010, the Reporting Person received 7,000 shares of Common Stock upon vesting of RSUs.

    On June 1, 2010, the Reporting Person received 100,000 shares of Common Stock following the vesting and delivery of performance-based RSUs.

    No consideration was paid by the Reporting Person for the shares received in respect of RSUs or the shares released from escrow.

    Except as set forth on this Schedule 13D, the Reporting Person has no current plans or proposals with respect to any of the items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.   However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

    Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

    (a) Based on the 10,607,313 shares of Common Stock of the Company outstanding as of June 16, 2010 (as provided by the Company), the Reporting Person is the beneficial owner of 1,197,518 shares of Common Stock (the “Reported Shares”), representing 11.3% of the issued and outstanding Common Stock of the Company.

    The Reported Shares exclude: (i) the remaining 7,000 shares of Common Stock underlying RSUs granted to the Reporting Person on February 28, 2008, which vest on February 28, 2011; (ii) the remaining 21,334 shares of Common Stock underlying RSUs granted to the Reporting Person on February 4, 2009, which vest in two equal annual installments beginning on February 4, 2011; and (iii) the 30,000 shares of Common Stock underlying RSUs granted to the Reporting Person on February 19, 2010, which vest in three equal annual installments beginning on February 19, 2011.

    (b)    The Reporting Person has the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all 1,197,518 Reported Shares (see section (d) below).

    (c)    Except as described herein, the Reporting Person has not effected any transactions in the Reported Shares during the past sixty days.

CUSIP No. 75936P 105	13D	Page 5 of 6

     (d)    As previously disclosed, 148,494 Reported Shares received by the Reporting Person as a result of the merger consummated on May 30, 2007 (the “Merger”) between the Company and Reis, Inc., a Delaware corporation (“Old Reis”), were held in escrow and were subject to forfeiture during the two-year period following the Merger to satisfy any claims in the event of Old Reis’s breach of its representations, warranties and covenants in the Merger Agreement.  As of the date hereof, all of the Reported Shares held in escrow have been returned to the Reporting Person.  The return of the Reported Shares from escrow did not change the Reporting Person’s overall beneficial ownership of Common Stock as such Reported Shares were previously reported as beneficially owned by the Reporting Person.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

    (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

CUSIP No. 75936P 105	13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Lloyd Lynford
Lloyd Lynford
Dated: June 17, 2010